May 15, 2019

Division of Corporation Finance

Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Sharing Services Global Corporation
Amendment No. 3 to Registration Statement on Form 10
Filed May 3, 2019
File No. 00-55997

Dear Sir/Madam,

Reference is made to your letter dated May 13, 2019. In order to facilitate the review of our responses to the comments contained is your letter, we have reproduced below (in bold font) each of your comments. Each of your comments is followed by our response.

Registration Statement on Form 10

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

1. We continue to note that the amount held by officers and directors as a group references 2 individuals, not the 4 officers and directors included in the table on page 20. Please revise to provide the disclosure required by Item 403 of Regulation S-K or advise.

Response: The beneficial ownership table in the Company’s registration statement on Form 10 will be amended to indicate that “all officers and directors as a group” includes all four named individuals.

Recent Sales of Unregistered Securities, page 25

2. Your response does not address prior comment 5; therefore, we reissue the comment. Please revise to discuss the common stock issuances referenced on page 16. These include the issuances of common stock in June, August and September 2018. Your disclosure should clearly identify the exemption from registration under the Securities Act 1933 relied upon for each issuance as required by Item 701(d) of Regulation S-K. In addition, for each transaction, please discuss the facts supporting reliance upon the exemption from registration.

Response: The disclosure regarding recent sales of unregistered securities in the Company’s registration statement on Form 10 will be expanded to include the information discussed that follows.

Sharing Services Global Corporation • 1700 Coit Rd., Suite 100 • Plano, TX 75075

Phone: (469) 304-9400 • www.SHRG.com

In June 2018, the Company issued 600,000 shares of its common stock, at a price of $0.25 per share, in exchange for cash proceeds of $150,000 and, in August 2018, the Company issued 210,000 shares of its common stock, at a price of $0.25 per share, in exchange for cash proceeds of $52,500 pursuant to stock subscription agreements. Both issuances were pursuant to a private offering of securities by the Company. The offering was exempt from registration pursuant to Rule 506 of Regulation D of the Securities Act of 1933. All investors were accredited, there was no general solicitation or advertising and the investors were provided adequate documentation with appropriate disclosure, including subscription agreements. These shares were issued as restricted stock and contain the appropriate restrictive legend.

In September 2018, the Company issued, in the aggregate, 112,000 shares of its common stock in exchange for professional services valued at $31,000. These issuances were not part of the offering referred to above but were separate transactions involving the issuance of stock, in lieu of cash payment, for professional services received by the Company. These shares were issued, as exemption to registration, pursuant to Rule 506 Regulation D of the Securities Act of 1933. These shares were issued as restricted stock and contain the appropriate restrictive legend.

Sincerely,

/s/ John Thatch
John Thatch, President and CEO

Sharing Services Global Corporation • 1700 Coit Rd., Suite 100 • Plano, TX 75075

Phone: (469) 304-9400 • www.SHRG.com